UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-176283
Commission File Number 333-155298

Regal Beloit Corporation Retirement Savings Plan
(Exact name of registrant as specified in its charter)

200 State Street
Beloit, Wisconsin 53511
(608) 364-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Regal Beloit Corporation Retirement Savings Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)            [ ]
    Rule 12g-4(a)(2)            [ ]
    Rule 12h-3(b)(1)(i)        [X]
    Rule 12h-3(b)(1)(ii)        [ ]
    Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date: None

_______________

The Regal Beloit Corporation Retirement Savings Plan (the “Plan”) of Regal Beloit Corporation. (the “Company”) has terminated the option to invest in a fund consisting primarily of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting primarily of shares of Common Stock or related plan interests held under the Plan were liquidated. The Company filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.
_______________

Pursuant to the requirements of the Securities Exchange Act of 1934, the Regal Beloit Corporation Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2020        Regal Beloit Corporation Retirement Savings Plan

                By:    Regal Beloit Corporation, the administrator of the Regal Beloit Corporation Retirement Savings Plan

                By:    /s/ Thomas E. Valentyn
                Name:    Thomas E. Valentyn
                Title:    Vice President, General Counsel & Secretary

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